
12025978


SEC MAIL PROCESSING
RECEIVED
JUN 22 2012
WASH. D.C.
189
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
PERFORMANCE SHARING PLAN
FOR EMPLOYEES IN PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Performance Sharing Plan for Employees in Puerto Rico (075)

Financial Statements

Year ended December 31, 2011

Contents

0410-0587248-MCL



Mitchell & Titus, LLP
1101 New York Avenue, NW
Washington, DC 20005

Tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation
Performance Sharing Plan for Employees in Puerto Rico

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Performance Sharing Plan for Employees in Puerto Rico as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 22, 2012

Lockheed Martin Corporation
Performance Sharing Plan for Employees in Puerto Rico (075)

Statements of Net Assets Available for Benefits

	December 31, 2011	December 31, 2010
	(In thousands)	
Assets		
Cash equivalents	$ 3	$ -
Investments		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	-	653
Commingled equity funds	569	-
Other fixed income securities	8	-
Total investments	577	653
Receivables:		
Participant contributions	-	1
Notes receivable from participants	3	5
Total receivables	3	6
Total assets	583	659
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(2)
Total net assets available for benefits	$ 583	$ 657

See accompanying notes to financial statements.

Lockheed Martin Corporation
Performance Sharing Plan for Employees in Puerto Rico (075)

Statement of Changes in Net Assets Available for Benefits

	Year ended December 31, 2011
	(In thousands)
Net assets available for benefits at beginning of year	$ 657
Additions to net assets:	
Participant contributions	38
Interest and dividends	4
Net appreciation in fair value of investments	7
Total additions	49
Deductions from net assets:	
Distributions and withdrawals	121
Administrative expenses	2
Total deductions	123
Change in net assets	(74)
Net assets available for benefits at end of year	$ 583

See accompanying notes to financial statements.

1. Description of the Plan

The following description of the Lockheed Martin Corporation Performance Sharing Plan for Employees in Puerto Rico (formerly the Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees) (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering permanent full-time employees and certain permanent part-time employees of eligible business units of Lockheed Martin Corporation (Lockheed Martin or the Corporation) and its subsidiaries who are bona fide residents of Puerto Rico or perform work primarily within the Commonwealth of Puerto Rico.

The assets of the Plan, excluding the receivables, were held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) until December 16, 2011 under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

Effective December 16, 2011, the Plan's assets in the amount of $567,812 were transferred out of the Master Trust into the separate amended and restated Lockheed Martin Corporation Performance Sharing Plan for Employees in Puerto Rico Trust (Amended PR Trust). At the same time, the name of the Plan was changed from the Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees to the Lockheed Martin Corporation Performance Sharing Plan for Employees in Puerto Rico. Banco Popular de Puerto Rico is the trustee of the Amended PR Trust and State Street Bank and Trust Company is the custodian of the assets of the Plan.

Contributions

Until November 23, 2011, eligible employees were automatically enrolled in the Plan at a rate of 3% of their eligible compensation in before-tax contributions. The Plan allowed participants to make before-tax contributions of up to 10% of the participant's eligible compensation. Additional contributions could be made on an after-tax basis up to a total of 25% of the participant's eligible compensation, subject to certain regulatory

1. Description of the Plan (continued)

Contributions (continued)

limitations. The Corporation provided a contribution of up to 6% of a participant's base salary, depending on the participant's business unit and/or the contract on which the participant works. Additionally, the Corporation could make a discretionary contribution on behalf of each participant in an amount determined based upon the profitability of the particular contract on which the participant worked. The amount of this contribution was determined annually by the Corporation. Participants were immediately 100% vested in employer contributions. Effective November 23, 2011, the Plan was closed to new participants, and no further contributions to the Plan by participants are permitted.

Prior to December 16, 2011, participants' contributions were invested in one or more of the investment funds available in the Master Trust at the participant's election. Participants could change the investment mix of their account balance up to 12 times during a calendar year. In addition, participants were provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. Participants also had one final opportunity to transfer all or part of their transferable account balances to the Stable Value Fund during the fourth quarter of the year. Amounts that were transferred out of the Stable Value Fund were required to remain invested in a Core or Target Date Fund for at least 90 days before they could be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Managed Account (SMA). Participants were permitted to make an unlimited number of transfers out of the Lockheed Martin Stock Fund. On December 16, 2011, the investment funds available to participants in the Plan were changed in connection with the transfer of assets to a new trust. The Lockheed Martin Stock Fund was eliminated as an investment option in connection with change.

Prior to October 3, 2011, an option available to participants was the SMA, whereby a participant could elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the plan at the participant's direction. No investment contribution could be made directly to the SMA. A participant's initial transfer to the SMA was required to be at least $3,000, and subsequent transfers were required to be at least $1,000. No distribution, withdrawal, or loan could be made directly from the assets in the SMA. Effective October 3, 2011, the SMA option is no longer available to participants.

1. Description of the Plan (continued)

Contributions (continued)

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Puerto Rico Internal Revenue Code.

Participant Accounts

Each participant's account is credited with the participant's and employer's contribution and the investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Prior to October 5, 2011, each participant could borrow from their total account balance a minimum of $500 and up to a maximum equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participants' account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Effective October 5, 2011, no new loans are available to participants in the Plan.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared based on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional disclosure of fair value measurements. Investment transactions are recorded on a trade-date basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Prior to December 16, 2011, direct administrative expenses have been paid by the Master Trust and generally allocated to the Plan either on a pro rata basis or directly if specifically related to the Plan. Effective December 16, 2011, direct administrative expenses are paid by the Corporation. Other indirect administrative expenses are paid by the Corporation.

Recent Accounting Pronouncements

Effective with the Plan's 2011 financial statements, the Plan adopted new guidance issued by the Financial Accounting Standards Board (FASB) which requires the presentation of purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 assets.

In May 2011, the FASB issued amended guidance to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan's management is currently evaluating the impact that the amended guidance will have on the Plan's financial statements.

3. Investments

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

	December 31, 2011	December 31, 2010
	(In thousands)	
Vanguard Balanced Index Fund	$ 494	$ -
Vanguard Extended Market Index Fund	63	-

4. Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following table presents the fair value of Plan assets by asset category and their level within the fair value hierarchy as of December 31, 2011 and their appreciation (depreciation) for the year ended December 31, 2011:

	Level 1	Level 2	Total	Appreciation
		(In thousands)		
Cash equivalents	$ 3	$ -	$ 3	$ -
Commingled equity funds	569	-	569	7
Other fixed income securities	-	8	8	-
Total net assets	$ 572	$ 8	$ 580	$ 7

Interest and dividend income for the year ended December 31, 2011 was $4,000.

4. Fair Value Measurements (continued)

The Plan recognizes transfers between the Level 1 and 2 fair value classifications as of the date of the change in circumstances that causes the transfer. During 2011, there were no significant transfers between Levels 1 and 2. As of December 31, 2011, there were no investments in the Plan categorized as Level 3 in 2011 and 2010. During 2011, there were no investments transferred in the Level 3 category.

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash and cash equivalents	$ 843,188	$ -	$ -	$ 843,188
Equity:				
U.S. equity securities	2,492,214	-	-	2,492,214
U.S. equity securities - Lockheed Martin	4,218,093	-	-	4,218,093
International equity securities	417,625	1,365	-	418,990
Commingled equity funds	2,580,991	5,229,164	-	7,810,155
Fixed income:				
Corporate debt securities	-	71,017	-	71,017
U.S. Government securities	-	1,708,697	-	1,708,697
Other fixed income securities	4,074	3,953,568	-	3,957,642
Alternative investments:				
Wrap contract	-	-	1,867	1,867
Total Investment Assets at Fair Value	$ 10,556,185	$ 10,963,811	$ 1,867	$ 21,521,863
Unsettled trades, net				(4,101)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(61,691)
Total net assets				$ 21,456,071

The Plan's interest in the Master Trust's net asset as of December 31, 2010 was less than 0.01%.

4. Fair Value Measurements (continued)

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. International equity securities categorized as Level 2 are not traded on an active exchange, or if the closing price is not available, the trustee obtains corroborated, indicative quotes from a pricing vendor, broker, or investment manager.

Commingled equity funds are public investment vehicles valued using the Net Asset Value (NAV) provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (*e.g.*, purchases or sales activity).

Other fixed income securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. Corporate debt securities, U.S. Government securities, and other fixed income securities categorized as Level 2 are valued by the trustee using pricing models that use verifiable observable market data (e.g. interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Other fixed income securities in the Master Trust categorized as Level 2 also include a Stable Value Fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.

Guaranteed investment contract: Individual assets of the synthetic GIC categorized as Level 2 are valued at representative quoted market prices. The fair value of the wrap

4. Fair Value Measurements (continued)

Valuation Techniques (continued)

contracts associated with the synthetic GIC is categorized as Level 3 and is determined using the income approach methodology. Each wrap contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. Income Tax Status

The Plan has received a favorable determination letter dated September 16, 2010, from the Puerto Rico Department of Treasury. The determination letter states that the Plan meets the qualification requirements under Section 165(a) of the Puerto Rico Income Tax Act of 1954. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Puerto Rico Income Tax Act of 1954. The Plan is intended to be qualified under Puerto Rico tax laws, but not U.S. tax laws and, accordingly, no determination letter will be requested from the U.S. Therefore, no provision for income taxes has been made in the financial statements

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2004.

6. Parties-in-Interest Transactions

Prior to December 16, 2011, the Plan made certain investments through the Master Trust which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Master Trust invests in common stock of the Corporation, the plan sponsor. The Master Trust held 51,897,215 and 60,245,827 shares of the Company's common stock as of December 16, 2011 and December 31, 2010, respectively. Dividends earned by the Master Trust on the Company's common stock were $176,762,000 as of December 16, 2011. The Plan was removed from the Master Trust effective the same date.

The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

Prior to July 1, 2011, ING Clarion Real Estate Securities, L.P. managed certain investments in the Target Date Funds. ING Clarion Real Estate Securities, L.P. was a wholly owned subsidiary of ING Group and was, therefore, a party-in-interest. ING Clarion Real Estate Securities, L.P. was acquired by CB Richard Ellis Group on July 1, 2011, doing business as CBRE Clarion Securities LLC.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

Supplemental Schedule

Lockheed Martin Corporation
Performance Sharing Plan for Employees in Puerto Rico (075)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
			(In thousands)	
	Value of Interest in Registered Investment Companies			
	Vanguard Balanced Index Fund	22,933	488	494
	Vanguard Extended Market Index Fund	1,856	62	63
	Vanguard 500 index Fund	90	8	9
	American Beacon International Index Fund	409	3	3
	Vanguard Total Bond Market Index Fund	693	8	8
	Total Value of Interest in Registered Investment Companies		569	577
	Cash Equivalents			
	Blackrock Liquidity T-Fund	2,494	3	3
	Total Cash Equivalents		3	3
	Total		572	580
*	Notes Receivable from Participants	Interest rates ranging from 3.25% to 10.50%;		3

* Party-in-interest for which a statutory exemption applies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Performance Sharing Plan for Employees in Puerto Rico, by Lockheed Martin Corporation as Plan Administrator

Date June 22, 2012

by: 

Dave Filomeo, Vice President,
Total Rewards & Performance Management

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-162716, and 333-146963) pertaining to Lockheed Martin Corporation Performance Sharing Plan for Employees in Puerto Rico of our report dated June 22, 2012, with respect to the financial statements of the Lockheed Martin Corporation Performance Sharing Plan for Employees in Puerto Rico included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Mitchell & Titus, LLP

Washington, DC
June 22, 2012